SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,128,856,500
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby announce that The Capital Group Companies, Inc. (CGC), a US-based holding company for several subsidiary companies engaged in the investment management business, decreased its holdings in Portugal Telecom, SGPS, S.A.’s (PT) to below 5% of PT’s voting rights. As of 9 February 2006, CGC holds through its funds/clients 4.40% of PT’s share capital and 3.63% of PT’s voting rights.

CGC holdings in PT, calculated in accordance with the terms of article 20 of the Portuguese Securities Code are set out in the following table:

Institutions	No. of Shares	% of Share Capital

Capital Research and Management Company	15,795,000	1.40%
Capital Guardian Trust Company	10,286,623	0.91%
Capital International, Inc.	3,624,250	0.32%
Capital International Limited	16,428,446	1.46%
Capital International S.A.	3,558,229	0.32%

Total	49,692,548	4.40%

Voting Rights:

Institutions	No. of Shares	% of Voting Rights

Capital Research and Management Company	15,795,000	1.40%
Capital Guardian Trust Company	8,172,761	0.72%
Capital International, Inc.	2,867,047	0.25%
Capital International Limited	10,803,071	0.96%
Capital International S.A.	3,309,029	0.29%

Total	40,946,908	3.63%

Lisbon, 13 February 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.